SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Cimatron Closes 27.5% Acquisition
of Microsystem

Givat Shmuel, Israel, – July 19, 2005 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry, today announced that it has completed the acquisition of 27.5% of the capital of Microsystem, its Italian distributor.

The transaction is designed to strengthen Cimatron’s leading position in one of its important geographic markets, Italy, as well as to significantly enhance Microsystem’s financial position and balance sheet. Under the terms of the agreement, Cimatron is paying 575,000 Euro for 27.5% of Microsystem’s capital and receiving an option from Microsystem’s shareholders to acquire up to 100% of Microsystem’s outstanding capital. Cimatron will account for its 27.5% investment in Microsystem under the equity method. To the extent that Cimatron exercises its option and acquires more than 50% of Microsystem, it will account for the investment on a consolidated basis, meaning that 100% of Microsystem’s revenues, as well as all other Profit and Loss items, will be recorded within Cimatron’s consolidated financial statements.

Danny Haran, Cimatron’s president and CEO said: “The acquisition is a step forward in implementing Cimatron’s strategy to strengthen its leading position of the CAD/CAM offering for toolmakers and its presence worldwide. We are looking forward to working closely with Microsystem in order for both companies’ customers and employees to benefit from this transaction”.

About Cimatron
Cimatron is the leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distribution network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

About Microsystem
Microsystem is a distributor and developer of software solutions for the manufacturing industry. Founded in 1980, with headquarters in Bologna, Microsystem started distributing CAD/CAM systems in 1984, subsequently broadening its offering with other products to cover all phases of the design and manufacturing cycle. Microsystem is a provider of complete solutions and services with high technological value. With more than 20 years’ experience in the market and thousands of installations, Microsystem has built relations of true partnership with its customers, who can rely on a careful attention to their needs and superior technical support.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

Irit Porat
Phone: +972 3 5312290

Email: iritp@cimatron.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez VP Finance

Dated: July 19, 2005